UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NVIDIA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

par value $.001 per share

(Title of Class of Securities)

67066G 10 4

(CUSIP Number of Class of Securities of Underlying Common Stock)

Jen-Hsun Huang

President and Chief Executive Officer

NVIDIA Corporation

2701 San Tomas Expressway

Santa Clara, California 95050

(408) 486-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David M. Shannon, Esq. NVIDIA Corporation 2701 San Tomas Expressway Santa Clara, California 95050 (408) 486-2000	Scott P. Spector, Esq. William L. Hughes, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$91,449,704	$3,594

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 33,109,990 shares of Common Stock of NVIDIA Corporation will be purchased pursuant to this offer for an aggregate cash value of $91,449,704. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.
**	$39.30 per $1,000,000 of the aggregate offering amount pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory No. 6 for fiscal year 2008.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase Outstanding Common Stock Options Having an Exercise Price Equal to or Greater than $17.50 per Share, filed as Exhibit 99.(a)(1)(A) hereto (the “Offer to Purchase”), under the “Summary of Terms” section is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the issuer is NVIDIA Corporation, a Delaware corporation (the “Company” or “NVIDIA”). The address of its principal executive office is 2701 San Tomas Expressway, Santa Clara, California 95050. The telephone number of its principal executive office is (408) 486-2000.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offer to Purchase by the Company to purchase currently outstanding options having an exercise price equal to or greater than $17.50 per share and granted under the Company’s 2007 Equity Incentive Plan, 2000 Nonstatutory Equity Incentive Plan, or 1998 Equity Incentive Plan, or granted under the PortalPlayer, Inc. Amended and Restated 2004 Stock Incentive Plan and PortalPlayer, Inc. 1999 Stock Option Plan and assumed by the Company in connection with its acquisition of PortalPlayer, Inc. (the “Offer”). Only employees of NVIDIA or one of its subsidiaries as of February 11, 2009 who continue to be employees through March 11, 2009, or a later date if the Offer period is extended, are eligible to participate in the Offer. Employees who are currently on medical, maternity, worker’s compensation, military or other statutorily protected leave of absence, or a personal leave of absence, are eligible to participate in the Offer. Notwithstanding the foregoing, any outstanding options that have been amended to comply with Internal Revenue Code Section 409A are not subject to the Offer. In addition, all members of the Company’s Board of Directors and the officers of the Company who file reports under Section 16(a) of the Securities Exchange Act of 1934 are not eligible to participate in this Offer. The information set forth in the Offer to Purchase under the “Summary of Terms” section and Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”) is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Purchase under Section 8 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF THE FILING PERSON.

(a)	Name and Address. The information set forth under Item 2(a) above and in the Offer to Purchase under Schedule I “Information Concerning the Directors and Executive Officers of NVIDIA Corporation” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms. The information set forth in the Offer to Purchase under the “Summary of Terms” section, “The Offer—Material Risks of Participating in the Offer” section, Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”), Section 2 (“Purpose of the Offer”), Section 3 (“Valuation of Eligible Options; Amount of the Payment for Eligible Options”), Section 4 (“Procedures for Tendering Your Eligible Options”), Section 5 (“Withdrawal Rights; Change in Election”), Section 6 (“Acceptance of Options for Purchase and Cancellation; Delivery of Total Payment”), Section 7 (“Conditions of the Offer”), Section 10 (“Source of Funds; Accounting Consequences of the Offer; Status of Options Tendered Pursuant to the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Terms of the Offer Specific to Eligible Participants Located Outside of the United States”) Section 14 (“Extension of Offer; Termination; Amendment”) and Appendix A “Guide to Non-U.S. Issues” to the Offer to Purchase is incorporated herein by reference.

(b)	Purchases. The information set forth in the Offer to Purchase under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

SCHEDULE TO

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer”), Section 6 (“Acceptance of Options for Purchase and Cancellation; Delivery of Total Payment”) and Section 10 (“Source of Funds; Accounting Consequences of the Offer; Status of Options Tendered Pursuant to the Offer”) is incorporated herein by reference.

(c)	Plans. At present, the Board of Directors is composed of eight (8) members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. As of January 25, 2009, the Company has an ongoing authorization from the Board of Directors, subject to certain specifications, to repurchase shares of the Common Stock up to an aggregate maximum amount of $2.7 billion through May 2010. In addition, at any given time, the Company may also be engaged in discussions or negotiations with potential candidates for management or director positions with the Company or with existing members of management for changes in positions, responsibilities or compensation, such as the previously announced transition of the Company’s Chief Financial Officer and the resignation of Dr. Steven Chu from the Company’s Board of Directors. The information set forth in the Offer to Purchase under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offer to Purchase under Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”), Section 3 (“Valuation of Eligible Options; Amount of the Payment for Eligible Options”), Section 10 (“Source of Funds; Accounting Consequences of the Offer; Status of Options Tendered Pursuant to the Offer”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offer to Purchase under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) is incorporated herein by reference.

(b)	Securities Transactions. Not applicable.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information. Not applicable.

(b)	Pro Forma Financial Information. Not applicable.

SCHEDULE TO

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Not applicable.

(b)	Not applicable.

[Remainder of this page intentionally left blank.]

SCHEDULE TO

ITEM 12.	EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Purchase Outstanding Common Stock Options Having an Exercise Price Equal to or Greater than $17.50 per Share, dated February 11, 2009

99.(a)(1)(B)	E-mail to All Employees Announcing Offer to Purchase

99.(a)(1)(C)	Form of E-mail to Eligible Employees Announcing Offer to Purchase

99.(a)(1)(D)	Form of Summary of Terms

99.(a)(1)(E)	Form of Paper Election Form

99.(a)(1)(F)	Form of Paper Change/Withdrawal Form

99.(a)(1)(G)	Form of Election Confirmation E-mail

99.(a)(1)(H)	Form of E-mail Reminder to Employees

99.(a)(1)(I)	Screen Shots of NVIDIA Offer Website

99.(a)(1)(J)	Press Release dated February 11, 2009

99.(a)(1)(K)	Screen Shots of NVIDIA Intranet Website

99.(a)(1)(L)	Company Meeting Powerpoint Presentation

99.(a)(1)(M)	Offer to Purchase Powerpoint Presentation

99.(a)(1)(N)	NVIDIA Corporation’s Annual Report on Form 10-K, for its fiscal year ended January 27, 2008, filed with the Securities and Exchange Commission on March 21, 2008, and incorporated herein by reference.

99.(a)(1)(O)	NVIDIA Corporation’s Definitive Proxy Statement on Schedule 14-A filed with the Securities and Exchange Commission on May 25, 2008, and incorporated herein by reference.

99.(a)(1)(P)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its first fiscal quarter ended April 27, 2008, filed with the Securities and Exchange Commission on May 22, 2008, and incorporated herein by reference.

99.(a)(1)(Q)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its second fiscal quarter ended July 27, 2008, filed with the Securities and Exchange Commission on August 21, 2008, and incorporated herein by reference.

99.(a)(1)(R)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its third fiscal quarter ended October 26, 2008, filed with the Securities and Exchange Commission on December 2, 2008, and incorporated herein by reference.

99.(a)(1)(S)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2008, and incorporated herein by reference.

99.(a)(1)(T)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 21, 2008, and incorporated herein by reference.

99.(a)(1)(U)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2008, and incorporated herein by reference.

99.(a)(1)(V)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2008, and incorporated herein by reference.

99.(a)(1)(W)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2008, and incorporated herein by reference.

99.(a)(1)(X)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2008, and incorporated herein by reference.

99.(a)(1)(Y)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2008, and incorporated herein by reference.

99.(a)(1)(Z)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2008, and incorporated herein by reference.

Exhibit Number	Description
99.(a)(1)(AA)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2008, and incorporated herein by reference.

99.(a)(1)(AB)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2009, and incorporated herein by reference.

99.(a)(1)(AC)	The description of the Company’s common stock which is contained in the Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on January 12, 1999, including any other amendment or report filed for the purpose of updating such description, and incorporated herein by reference.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)(A)	NVIDIA Corporation 2007 Equity Incentive Plan, as amended (incorporated herein by reference to the indicated exhibit in its Current Report on Form 8-K (No. 0-23985), filed with the Securities and Exchange Commission on June 27, 2007).

99.(d)(1)(B)	NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended, (incorporated herein by reference to the indicated exhibit in its Schedule TO Amendment No. 1 (No. 005-56649), filed with the Securities and Exchange Commission on November 29, 2006).

99.(d)(1)(C)	NVIDIA Corporation’s 1998 Equity Incentive Plan, as amended (incorporated herein by reference to the indicated exhibit in its Current Report on Form 8-K (No. 0-23985), filed with the Securities and Exchange Commission on March 13, 2006).

99.(d)(1)(D)	PortalPlayer, Inc. Amended and Restated 2004 Stock Incentive Plan (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-140021), filed with the Securities and Exchange Commission on January 16, 2007).

99.(d)(1)(E)	PortalPlayer, Inc. 1999 Stock Option Plan and Form of Agreements thereunder (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-140021), filed with the Securities and Exchange Commission on January 16, 2007).

99.(d)(1)(F)	NVIDIA Corporation’s 1998 Equity Incentive Plan ISO, as amended (incorporated herein by reference to the indicated exhibit in its Quarterly Report on Form 10-Q for its third fiscal quarter ended October 24, 2004 (No. 0-23985), filed with the Securities and Exchange Commission on November 22, 2004).

99.(d)(1)(G)	NVIDIA Corporation’s 1998 Equity Incentive Plan NSO, as amended (incorporated herein by reference to the indicated exhibit in its Quarterly Report on Form 10-Q for its third fiscal quarter ended October 24, 2004 (No. 0-23985), filed with the Securities and Exchange Commission on November 22, 2004).

99.(d)(1)(H)	NVIDIA Corporation’s 2007 Equity Incentive Plan – Non Statutory Stock Option (incorporated herein by reference to the indicated exhibit in its Quarterly Report on Form 10-Q for its second fiscal quarter ended July 29, 2007 (No. 0-23985), filed with the Securities and Exchange Commission on August 22, 2007).

99.(d)(1)(I)	NVIDIA Corporation’s 2007 Equity Incentive Plan – Incentive Stock Option (incorporated herein by reference to the indicated exhibit in its Quarterly Report on Form 10-Q for its second fiscal quarter ended July 29, 2007 (No. 0-23985), filed with the Securities and Exchange Commission on August 22, 2007).

99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SCHEDULE TO

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009

NVIDIA CORPORATION

By:	/S/ MARVIN D. BURKETT
Marvin D. Burkett Chief Financial Officer

SCHEDULE TO

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Purchase Outstanding Common Stock Options Having an Exercise Price Equal to or Greater than $17.50 per Share, dated February 11, 2009

99.(a)(1)(B)	E-mail to All Employees Announcing Offer to Purchase

99.(a)(1)(C)	Form of E-mail to Eligible Employees Announcing Offer to Purchase

99.(a)(1)(D)	Form of Summary of Terms

99.(a)(1)(E)	Form of Paper Election Form

99.(a)(1)(F)	Form of Paper Change/Withdrawal Form

99.(a)(1)(G)	Form of Election Confirmation E-mail

99.(a)(1)(H)	Form of E-mail Reminder to Employees

99.(a)(1)(I)	Screen Shots of NVIDIA Offer Website

99.(a)(1)(J)	Press Release dated February 11, 2009

99.(a)(1)(K)	Screen Shots of NVIDIA Intranet Website

99.(a)(1)(L)	Company Meeting Powerpoint Presentation

99.(a)(1)(M)	Offer to Purchase Powerpoint Presentation

99.(a)(1)(N)	NVIDIA Corporation’s Annual Report on Form 10-K, for its fiscal year ended January 27, 2008, filed with the Securities and Exchange Commission on March 21, 2008, and incorporated herein by reference.

99.(a)(1)(O)	NVIDIA Corporation’s Definitive Proxy Statement on Schedule 14-A filed with the Securities and Exchange Commission on May 25, 2008, and incorporated herein by reference.

99.(a)(1)(P)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its first fiscal quarter ended April 27, 2008, filed with the Securities and Exchange Commission on May 22, 2008, and incorporated herein by reference.

99.(a)(1)(Q)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its second fiscal quarter ended July 27, 2008, filed with the Securities and Exchange Commission on August 21, 2008, and incorporated herein by reference.

99.(a)(1)(R)	NVIDIA Corporation’s Quarterly Report on Form 10-Q, for its third fiscal quarter ended October 26, 2008, filed with the Securities and Exchange Commission on December 2, 2008, and incorporated herein by reference.

99.(a)(1)(S)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 27, 2008, and incorporated herein by reference.

99.(a)(1)(T)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 21, 2008, and incorporated herein by reference.

99.(a)(1)(U)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2008, and incorporated herein by reference.

99.(a)(1)(V)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 8, 2008, and incorporated herein by reference.

99.(a)(1)(W)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 18, 2008, and incorporated herein by reference.

99.(a)(1)(X)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2008, and incorporated herein by reference.

Exhibit Number	Description
99.(a)(1)(Y)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2008, and incorporated herein by reference.

99.(a)(1)(Z)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 16, 2008, and incorporated herein by reference.
99.(a)(1)(AA)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2008, and incorporated herein by reference.

99.(a)(1)(AB)	NVIDIA Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 16, 2009, and incorporated herein by reference.

99.(a)(1)(AC)	The description of the Company’s common stock which is contained in the Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on January 12, 1999, including any other amendment or report filed for the purpose of updating such description, and incorporated herein by reference.

99.(b)	Not applicable.

99.(c)	Not applicable.

99.(d)(1)(A)	NVIDIA Corporation 2007 Equity Incentive Plan, as amended (incorporated herein by reference to the indicated exhibit in its Current Report on Form 8-K (No. 0-23985), filed with the Securities and Exchange Commission on June 27, 2007).

99.(d)(1)(B)	NVIDIA Corporation’s 2000 Nonstatutory Equity Incentive Plan, as amended, (incorporated herein by reference to the indicated exhibit in its Schedule TO Amendment No. 1 (No. 005-56649), filed with the Securities and Exchange Commission on November 29, 2006).

99.(d)(1)(C)	NVIDIA Corporation’s 1998 Equity Incentive Plan, as amended (incorporated herein by reference to the indicated exhibit in its Current Report on Form 8-K (No. 0-23985), filed with the Securities and Exchange Commission on March 13, 2006).

99.(d)(1)(D)	PortalPlayer, Inc. Amended and Restated 2004 Stock Incentive Plan (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-140021), filed with the Securities and Exchange Commission on January 16, 2007).

99.(d)(1)(E)	PortalPlayer, Inc. 1999 Stock Option Plan and Form of Agreements thereunder (incorporated herein by reference to the indicated exhibit in its Registration Statement on Form S-8 (No. 333-140021), filed with the Securities and Exchange Commission on January 16, 2007).

99.(d)(1)(F)	NVIDIA Corporation’s 1998 Equity Incentive Plan ISO, as amended (incorporated herein by reference to the indicated exhibit in its Quarterly Report on Form 10-Q for its third fiscal quarter ended October 24, 2004 (No. 0-23985), filed with the Securities and Exchange Commission on November 22, 2004).

99.(d)(1)(G)	NVIDIA Corporation’s 1998 Equity Incentive Plan NSO, as amended (incorporated herein by reference to the indicated exhibit in its Quarterly Report on Form 10-Q for its third fiscal quarter ended October 24, 2004 (No. 0-23985), filed with the Securities and Exchange Commission on November 22, 2004).

99.(d)(1)(H)	NVIDIA Corporation’s 2007 Equity Incentive Plan – Non Statutory Stock Option (incorporated herein by reference to the indicated exhibit in its Quarterly Report on Form 10-Q for its second fiscal quarter ended July 29, 2007 (No. 0-23985), filed with the Securities and Exchange Commission on August 22, 2007).

99.(d)(1)(I)	NVIDIA Corporation’s 2007 Equity Incentive Plan – Incentive Stock Option (incorporated herein by reference to the indicated exhibit in its Quarterly Report on Form 10-Q for its second fiscal quarter ended July 29, 2007 (No. 0-23985), filed with the Securities and Exchange Commission on August 22, 2007).

Exhibit Number	Description
99.(e)	Not applicable.

99.(f)	Not applicable.

99.(g)	Not applicable.

99.(h)	Not applicable.